1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

December 16, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ryan Sutcliffe and Ms. Kim McManus

Re:	KKR Credit Opportunities Portfolio (the “Fund”)

(File Nos. 333-233709 and 811-23474)

Dear Mr. Sutcliffe and Ms. McManus:

This letter responds to comments (collectively, the “Supplemental Comments”) that you conveyed to representatives of this firm via telephone on December 15, 2025, in connection with your review of Post-Effective Amendment No. 10 to the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (“SEC”) on July 1, 2025, pursuant to Rule 486(a) under the Securities Act of 1933, as amended. We previously submitted a draft response letter on the Fund’s behalf on December 9, 2025 responding to the initial comments from the staff of the SEC (the “Staff”) on Post-Effective Amendment No. 10 to the Fund’s Registration Statement conveyed to representatives of this firm via telephone on August 19, 2025 (collectively, the “Initial Comments”). The Fund has considered the Supplemental Comments of the Staff and has authorized us to make the supplemental responses discussed below on its behalf.

Set forth below are the Staff’s Supplemental Comments along with the Fund’s responses thereto. Changes to disclosure in response to the Staff’s Initial Comments and Supplemental Comments, as applicable, will be included in the forthcoming Post-Effective Amendment No. 16 to the Registration Statement (the “Amendment”). Terms not defined herein have the meaning set forth in the Amendment.

Prospectus (p. i) – “Investment Strategies”

Comment 1. With respect to Initial Comment No. 1, the Staff reiterates that the Registration Statement states that the Fund “may . . . form joint ventures and special purpose vehicles for any purposes which, in the judgment of the Adviser, will effectuate the investment program of the Fund.” (Emphasis added.) Please clarify whether any such entities are “primarily controlled” by the Fund. The Staff notes that an entity would be “primarily controlled” by the Fund if the Fund (i) controls (within the meaning of Section 2(a)(9) of the Investment Company Act of 1940, as amended) the entity and (ii) the Fund’s control of such entity is greater than that of any other person. The Staff may have additional comments on this matter.

1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Response 2. The Fund confirms that it does not currently primarily control any entity, nor does it presently intend to do so. In the event that the Fund does primarily control any entity in the future, the Fund confirms that it will re-evaluate whether any additional disclosure is required.

Statement of Additional Information (p. 2) – “Investment Restrictions - Concentration”

Comment 2. The Staff refers the Fund to Comment 14 in the Initial Comments and asks that the Fund clarify whether it looks through to the underlying assets of an ABF Investment for purposes of compliance with the Fun’s fundamental policy concerning industry concentration.

Response 2. The Fund acknowledges the Staff’s comment and position. The Fund confirms that it will look through to the underlying assets of ABF Investments for purposes of industry concentration testing.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian
Matthew E. Barsamian

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